Exhibit 99.1

RBC receives approval to proceed with acquisition of HSBC Canada

•	Finance Minister approves RBC’s acquisition of HSBC Canada; Historic transaction keeps more of Canada’s banking sector in Canadian hands

•	Acquisition to position RBC as the bank of choice for globally-connected clients

TORONTO, December 21, 2023 — Royal Bank of Canada (“RY” on TSX and NYSE) (“RBC”) today welcomed the federal Minister of Finance’s approval to proceed with the acquisition of HSBC Bank Canada (“HSBC Canada”).

“I want to thank the Department of Finance, OSFI, and the Competition Bureau for their diligent work in reviewing this important acquisition,” said Dave McKay, president and CEO, RBC. “The acquisition of HSBC Canada is good for the country and Canadians. Not only will this keep more of Canada’s financial sector under Canadian ownership, but it will also allow more Canadians to access the global economy by combining the strength and scale of RBC with the international banking capabilities and financial products that HSBC Canada is known for.”

With this approval received, RBC and HSBC Canada will work together to facilitate a smooth transition to RBC for HSBC Canada’s clients and employees, who will receive further information in the coming days regarding what they can expect as both banks work towards completing the transaction.

“By bringing the capabilities, international connections and exceptional talent of HSBC Canada to RBC, we are creating an enhanced banking experience for our clients, which includes new international products and innovative digital capabilities to help them achieve their financial goals,” said Neil McLaughlin, group head, Personal & Commercial Banking, RBC. “At the same time, HSBC Canada clients will gain access to RBC’s award-winning personal, commercial, wealth and capital markets offerings, while continuing to enjoy a wide range of international banking services.”

The acquisition will strengthen RBC’s premium domestic business and position on the global stage.

RBC’s Commitments to Canadians

RBC today announced significant investments across Canada and particularly in British Columbia, where many HSBC Canada employees are located.

Growing Our Canadian Workforce

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Over the next five years, RBC will build out a Global Banking Hub in Vancouver, representing the bank’s commitment to making Vancouver a leading city for financial services. The hub will be supported with over 1,000 jobs across multiple disciplines including those with technology skills in digital, data science, and cyber; client-facing, multilingual advisors; fraud experts; risk managers; and client credit adjudication experts.

•	RBC will increase its client operations and advice centre teams in Winnipeg, Manitoba, leading to the creation of 100 new jobs.

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Meeting Community Needs

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RBC will provide $7 billion in financing for the construction, retrofitting and renovation of affordable housing[1] and sustainable housing in Canada, to be committed over five years. We believe this would translate into approximately 25,000 housing units. In addition, RBC will begin offering lending that assists homeowners in redeveloping single family residences into duplexes, triplexes, multiplexes and laneway homes by June 30, 2024.

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RBC remains committed to donating 1 per cent of its Canadian net income before tax each year. The addition of HSBC Canada will allow us to increase our support of Canadians and their communities from coast to coast.

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RBC will commit $5 million over five years to support Manitoba’s agricultural and agri-processing sector, contributing to innovation and security in Canada’s food supply. This builds on RBC’s commitment as a founding member of the Canadian Alliance for Net-Zero Agri-food (CANZA).

Ensuring a smooth transition for clients and employees

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RBC is looking forward to welcoming all employees from HSBC Canada, enabling their client-facing advisors to continue to serve their existing clients and deliver exceptional advice and service, and showcasing the opportunities available at RBC. To allow RBC and incoming HSBC Bank Canada employees an opportunity to work together, understand talent and skills, and to explore roles within RBC’s organization, RBC will provide continued employment for HSBC Bank Canada employees[2] for a minimum period of six months after the transaction closes.

•	RBC remains committed to ensuring clients get significant value, exceptional service and competitive rates.

•	HSBC Canada clients will have access to the largest network of branches and ATMs in Canada, giving them exceptional convenience in their everyday banking.

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HSBC Canada clients will have a dedicated toll-free number to call should they have questions about their transition to RBC. RBC will also maintain in-branch service in Cantonese and Mandarin as well as offer Cantonese and Mandarin service in our Advice Centre and through telephone banking.

For more information on this transaction, visit: https://www.rbc.com/hsbc-canada/

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

[1]	Affordable housing as per municipal and Canada Mortgage and Housing Corporation definitions.
[2]	Except for circumstances involving voluntary departures or misconduct.

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Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to RBC’s beliefs, plans, expectations, and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the combined operations of RBC and HSBC Canada, our strategies or future actions, and our objectives and commitments. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the proposed transaction and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because of the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the proposed transaction, including because required approvals and/or other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the possibility that the anticipated benefits from the proposed transaction, such as creating cross-sell opportunities and growing our Canadian operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which RBC and HSBC Canada currently operate; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of our shares; the possibility that the business of RBC and HSBC Canada may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate HSBC Canada; our ability to cross-sell more products to customers; reputational risks and the reaction of HSBC Canada’s customers and employees to the transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management time on transaction-related issues; material adverse changes in economic and industry conditions; general competitive, economic, political and market conditions; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and those other factors discussed in the risks sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report), as such sections may be updated by subsequent quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and successfully manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as such sections may be updated by subsequent quarterly reports.

Any forward-looking statements contained in this document represent the views of RBC only as of the date hereof. Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

For more information, please contact:

Andrew McGrath, RBC Communications